UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
Under the Securities Exchange Act of 1934

Foresight Energy LP
(Name of Issuer)
Common Units Representing Limited Partner Interests, No Par Value
(Title of Class of Securities)
34552U104
(CUSIP Number)
Donald R. Holcomb
Cline Trust Company LLC
3801 PGA Blvd Ste 903
Palm Beach Gardens, FL
(561) 775-9770
With a Copy to:
Gregory P. Patti, Jr.
Cadwalader, Wickersham & Taft LLP
One World Financial Center
200 Liberty Street
New York, NY 10281
212-504-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 29, 2015**
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	The information reported in this Schedule 13D is current as of the filing date.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

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1	NAME OF REPORTING PERSON Cline Trust Company LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,323,188
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,323,188
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,323,188
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.2% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Calculated based on 65,138,356 Common Units of Foresight Energy LP outstanding as of June 30, 2015, as reported in Foresight Energy LP's Registration Statement on Form S-3 filed July 2, 2015.

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1	NAME OF REPORTING PERSON Donald R. Holcomb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,323,188
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,323,188
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,323,188
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.2% (1)
14	TYPE OF REPORTING PERSON IN

(1)	Calculated based on 65,138,356 Common Units of Foresight Energy LP outstanding as of June 30, 2015, as reported in Foresight Energy LP's Registration Statement on Form S-3 filed July 2, 2015.

13D

CUSIP No. 34552U104	Page 4

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D ("Schedule 13D") relates to the common units representing limited partner interests (the "Common Units") of Foresight Energy LP, a Delaware limited partnership (the "Issuer"). The principal executive offices of the Issuer are located at: One Metropolitan Square, 211 North Broadway, Suite 2600, St. Louis, MO 63102. Information given in response to each item herein shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	IDENTITY AND BACKGROUND
(a), (f) This statement is being filed by:

(i)	Cline Trust Company LLC, a Delaware limited liability company ("Cline Trust Company"); and

(ii)	Donald R. Holcomb, a United States citizen ("Mr. Holcomb", and together with Cline Trust Company, the "Reporting Persons").
(b) The address of the principal business and principal office of each of the Reporting Persons is 3801 PGA Blvd Ste 903, Palm Beach Gardens, FL.

(c) Cline Trust Company's principal business is to manage the assets of Cline Trust Company for the benefit of its Members (as defined below).  The principal occupation of Donald R. Holcomb is to serve as Chief Executive Officer and President of Dickinson Fuel Company, Inc. and its affiliated companies, a land company in West Virginia whose address is 300 Capitol St., Suite 1408, Charleston, WV 25301.
(d), (e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Common Units owned of record by Cline Trust Company were contributed to it by its Members, each of which received shares directly and indirectly from Foresight Reserves, L.P. ("Foresight Reserves") pursuant to a distribution of Common Units on June 29, 2015 by Foresight Reserves to its direct and indirect owners (including the Members) and certain of their related parties.  The Members of Cline Trust Company are four trusts, each of which owns an approximately equal interest in Cline Trust Company: (i) The Alex T. Cline 2004 Irrevocable Trust, the beneficiary of which is Alex T. Cline, a child of Christopher Cline ("Mr. Cline"), (ii) The Candace L. Cline 2004 Irrevocable Trust, the beneficiary of which is Candace L. Cline, a child of Mr. Cline, (iii) The Christopher L. Cline 2004 Irrevocable Trust, the beneficiary of which is Christopher L. Cline, a child of Mr. Cline, and (iv) The Kameron N. Cline 2004 Irrevocable Trust, the beneficiary of which is Kameron N. Cline, a child of Mr. Cline (each trust described in clauses (i)-(iv) of this Item 3 is individually referred to herein as a "Member", and collectively as the "Members").  Mr. Cline controls Foresight Reserves, is Chairman of the board of directors of the general partner of the Issuer and is the Issuer's Principal Strategy Advisor.  Mr. Holcomb is the manager of Cline Trust Company and in such capacity may be deemed to have voting and investment power over the Common Units owned of record by Cline Trust Company.  Mr. Holcomb is the former Vice President, Secretary and Treasurer of Cline Resource Development Company d/b/a The Cline Group, which is wholly owned by Mr. Cline, and also served as the Chief Financial Officer of Foresight Reserves until March 31, 2013.

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ITEM 4.	PURPOSE OF TRANSACTION
The Reporting Persons acquired their interests in the Issuer solely for investment purposes and not with the purpose or effect of influencing the control of the Issuer.
None of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Notwithstanding the above, the Reporting Persons may make additional purchases of securities of the Issuer, either in the open market or in private transactions, including the exercise of options or receipt of warrants, depending on the Reporting Persons' evaluation of the Issuer's business, prospects and financial condition, the market for the Common Units, other opportunities available to the Reporting Persons, prospects for the Reporting Persons' own business, general economic conditions, money and stock market conditions and other future developments.  Depending on the same factors, the Reporting Persons may decide to sell all or part of their investment in the Common Units, although they have no current intention to do so.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER
(a), (b) Based upon the Issuer's Form S-3 filed July 2, 2015, there were 65,138,356 Common Units of the Issuer outstanding as of June 30, 2015.

Based on the foregoing, the 20,323,188 Common Units beneficially owned by the Reporting Persons represent approximately 31.2% of the outstanding Common Units of the Issuer.  The Reporting Persons have the shared power to vote or to direct the vote and dispose or to direct the disposition of the 20,323,188 Common Units reported herein.  Each of the Reporting Persons disclaims beneficial ownership of the Common Units for all other purposes.
(c) On June 29, 2015, Foresight Reserves distributed all of the Common Units owned of record by it to its direct and indirect owners (including an aggregate of 20,323,188 Common Units to the Members) and certain of their related parties, each of which Members then contributed its share of the 20,323,188 Common Units to Cline Trust Company.
(d) Not applicable.
(e) Not applicable.

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CUSIP No. 34552U104	Page 6

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 99.1, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.
Except as otherwise described herein, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS AN EXHIBIT

Exhibit 99.1	Joint Filing Agreement, dated as of July 9, 2015, between Cline Trust Company LLC and Donald R. Holcomb.

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SIGNATURES
After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 9, 2015	CLINE TRUST COMPANY LLC

	By:	/s/ Donald R. Holcomb
Donald R. Holcomb
Manager

/s/ Donald R. Holcomb
Donald R. Holcomb

13D

CUSIP No. 34552U104	Page 8

EXHIBIT INDEX

Exhibit	Description

Exhibit 99.1	Joint Filing Agreement, dated as of July 9, 2015, among Cline Trust Company LLC and Donald R. Holcomb.